Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Entrée Gold Inc.’s Annual Report on Form 20-F for the year ended December 31, 2013 of our reports dated March 27, 2014 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 27, 2014